77C.

Morgan Stanley Eastern Europe Fund, Inc.
Special Shareholders Meeting
February 23, 2015

To approve a proposal to liquidate and dissolve the Fund pursuant to the Plan of Liquidation adopted by the Board of Directors of the Fund.

For:	2,004,348.798
Against: 14,737.294
Abstain: 8,453.000